April 20, 2007

Larry Powalisz
CEO
Legends Business Group, Inc.
1375 Semoran Boulevard
Casselberry, Florida 32707

Re: Legends Business Group, Inc.
Amendment No. 2 on Form SB-2
Filed on March 23, 2007
File No. 333-140666

Dear Mr. Powalisz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We reissue comment 20 in part. Please revise throughout the document to clarify your client base. Also, please advise us as to the page numbers where the revisions are made.

Summary Financial Information, page 2

2.   Please revise all information to agree to that presented in your audited financial statements. Specifically, please revise your net loss per share – basic and diluted and your weighted average shares outstanding. In addition, please revise to label your revenues as related party.

Certain Relationships and Related Transactions, page 24

3.   We note your response to comment 27. Please revise to describe the nature of your
        affiliation with YP Values, Inc and to comply with the disclosure requirements of Item
        404 of Regulation S-B. For instance, but without limitation, please revise to note the
        dollar value of the amount involved in your transaction with YP Values.

Executive Compensation, page 25

4.   We reissue comment 26. Please provide updated executive compensation disclosure for
        fiscal year 2006. Please note that Item 402 of Regulation S-B has been revised for
        periods ending on or after December 15, 2006. Refer to Securities Act Release No. 33-
        8732 (published August 29, 2006).

Financial Statements

Note 5 – Stockholders' equity, page F-13

5.   We have read your response to our prior comment 33. With regard to the 32,500,000
        shares issued for consulting services, and the 45,000,000 shares issued to your founder,
        please tell us how you applied the guidance in paragraph 7 of SFAS 123(R). We are
        unclear why these transactions were not recorded at the fair value of the shares issued,
        which would appear to be at least $0.10 per share based on the private placement that
        occurred in the same period. To the extent you have calculated a different fair value for
        your shares on those dates, explain to us the valuation methodology used by the
        Company. Include a discussion of all assumptions used in your valuation, reference to
        accounting guidance used in your calculation and an explanation of any events that
        caused an increase or decrease in the share value between the date of each transaction and
        the date of your private placement. In addition, revise your disclosure to include a brief
        description of how you valued the shares.

Issuance to Officers and Directors, page II-2

6.   You state that the "issuance of the shares described above were exempt from registration
        and prospectus delivery requirements." There are no shares described above. Please
        revise this section to discuss the shares you are referring to.

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please understand that we may have additional comments after reviewing your amendment and
responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amanda Jaffe, Accountant, at (202) 551-3473 or Robert Telewicz, Senior Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Barbara Moran, Esq.